

February 19, 2025

Neal S. Nackman
Chief Financial Officer
G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, NY 10018

Re: G-III Apparel Group, Ltd.
Form 10-Q for the Fiscal Quarter ended October 31, 2024
Response dated February 10, 2025
File No. 000-18183

Dear Neal S. Nackman:

We have reviewed your February 10, 2025 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 27, 2025 letter.

Form 10-Q for the Fiscal Quarter Ended October 31, 2024

Condensed Consolidated Statements of Income and Comprehensive Income, page 4

1.   We note that your October 31, 2024 income statement does not separately present the equity in earnings of your equity method investees. Please confirm that you will separately present this line item on your income statement in your upcoming January 31, 2025 Form 10-K or tell us why such presentation is not appropriate. Refer to Rule 5-03 of Regulation S-X.

Notes to Condensed Consolidated Financial Statements
Note 12 - AWWG Investment, page 17

2.   We note your response to comment 5, including the four bullet points identifying additional factors that you believe support your conclusion of significant influence over AWWG when combined with your 18.7% equity ownership. Please respond to

the following:

- Tell us whether you believe any one of these factors, combined with your 18.7% ownership, indicates significant influence over AWWG or whether you believe consideration of all of these factors in aggregate is necessary to support a conclusion of significant influence.
- Provide us with greater detail about each of the four bullet-pointed factors that you believe support your conclusion of significant influence. For example, with regards to the first bullet point, tell us whether AWWG has any other significant shareholders, whether such significant shareholders have the right to appoint any AWWG directors, and generally how the other AWWG directors are appointed. As another example, with regards to the second bullet point, tell us what percentage of AWWG's revenue generated since June 2024 resulted from payments you made under this agreement and any other items you considered when concluding this agreement creates material intra-entity transactions and may provide you with significant influence over AWWG.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 24</u>

3. We note your response to comment 6. We understand that the 17 licenses to produce Calvin Klein and Tommy Hilfiger branded products expire beginning in December 2024 and continuing through December 2027, with two licenses containing potential renewal terms that would end in December 2029. We note that these licenses in aggregate accounted for 41% of your total revenue in fiscal 2024 and that you have committed to disclose in your upcoming Form 10-K both the aggregate revenue generated from these licenses in fiscal 2025 and the amount generated from the two licenses that expired in December 2024. To provide your investors with greater insight into how the loss of the remaining 15 Calvin Klein and Tommy Hilfiger licenses may cause your fiscal 2025 results not to be necessarily indicative of future operating results, please also disclose the percentage or dollar amount of fiscal 2025 revenue generated under licenses expiring in each of fiscal 2026, fiscal 2027, and fiscal 2028, or otherwise clarify whether the loss of the remaining revenue associated with these licenses may disproportionately impact any single year.

Please contact Jennifer Thompson at 202-551-3737 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing